

October 23, 2013

Via E-mail
Mr. William Gleeson
General Counsel
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

> **Re: Applied Minerals, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 2, 2013**
> **File No. 333-191532**

Dear Mr. Gleeson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the resale of 19,899,733 shares of common stock underlying PIK Notes issued to the selling stockholders in a private placement transaction. Due to the size of the resale offering relative to the number of outstanding shares held by non-affiliates, the short period of time the selling stockholders have held the PIK Notes, and the circumstances under which the selling stockholders received the PIK Notes, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please provide us with an analysis of why you believe this offering is not an indirect primary offering and address in detail each relevant factor. For guidance, see the factors noted in Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09, and also identify any other factors you deem relevant. In the alternative, if the offering is a primary offering, please revise to set a fixed offering price of the securities for the duration of the offering and identify the

selling stockholders as underwriters on the prospectus cover page. We may have further comments.

2.   We note your disclosure on page five that this prospectus relates to the offer and sale by the selling stockholders of shares of common stock "issuable on conversion of PIK Notes issuable as interest." Thus, it appears that you intend to register the resale of shares of common stock underlying unissued convertible securities. Please provide us with an analysis of why you believe you have completed a valid Securities Act Section 4(2) exempted private placement of the PIK Notes, taking into account the company's ability to pay the interest in cash and the number of PIK Notes necessary to pay the interest by issuing additional PIK Notes in the event you do not elect to pay the interest entirely in cash. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.19 for guidance.

3.   Please note that we will need adequate time to review the legal opinion before accelerating effectiveness, and we may have comments on the legal opinion once it is filed.

Prospectus Cover Page

4.   Please clarify here, in the Prospectus Summary and in footnote disclosure to the registration fee table how the company determined to register 19,899,733 shares of common stock. In this regard, please indicate how you estimated the number of additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes. In addition, please confirm that the company is not attempting to use Securities Act Rule 416 to register additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.18.

Part II Information Not Required in Prospectus

Item 3. Recent Sales of Unregistered Securities, page 12

5.   Please revise your tabular disclosure to include all the information required by Item 701 of Regulation S-K for each transaction. In that regard, please also clarify whether these sales were distinct transactions or made on a continuing basis.

6.   We note your disclosure that with respect to the sale of unregistered securities included in your tabular disclosure, "all transactions were deemed exempt from registration pursuant to Section 4(2) of the Securities Act, and Regulation D promulgated under the Securities Act at the time of sale." Please disclose the facts supporting your reliance upon each exemption. In addition, please advise us why it appears that the company did not file a Form D with the Commission for any of these transactions.

<u>Undertakings, page 17</u>

7.   Please include the undertaking required by Item 512(e) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

                                                Sincerely,

                                                /s/ Pamela Howell
                                                for

                                                John Reynolds
                                                Assistant Director